UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File No. 001-36085

CNH INDUSTRIAL N.V.

(Translation of Registrant’s Name Into English)

Cranes Farm Road

Basildon

Essex SS14 3AD

United Kingdom

Tel. No.: +44 1268 533000

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

CNH INDUSTRIAL N.V.

Form 6-K for the month of April 2015

The following exhibit is furnished herewith:

Exhibit 99.1	Press release, dated April 20, 2015, titled: “CNH Industrial to Announce First Quarter 2015 Financial Results on April 30”

Exhibit 99.2	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Wednesday April 15, 2015

Exhibit 99.3	CNH Industrial N.V. Notice of Dividend

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Industrial N.V.

By:	/s/ Michael P. Going
Name:	Michael P. Going
Title:	Corporate Secretary

April 20, 2015

Index of Exhibits

Exhibit Number	Description of Exhibit

99.1	Press release, dated April 20, 2015, titled: “CNH Industrial to Announce First Quarter 2015 Financial Results on April 30”

99.2	Voting Results of the Annual General Meeting of Shareholders of CNH Industrial N.V. held on Wednesday April 15, 2015

99.3	CNH Industrial N.V. Notice of Dividend